Mail Stop 3561

November 14, 2007

Via U.S. Mail

Lance Dean
President and Chief Executive Officer
ToyZap.com, Inc.
629 Deforest Road
Coppell, Texas 75019

>   **Re: ToyZap.com, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed October 18, 2007**
>   **File No. 333-146781**

Dear Mr. Dean:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Cover

1. Please highlight the risk factors cross reference by prominent type or in another manner on the cover of the prospectus. Refer to Item 501(a)(5) of Regulation S-B.

2. Please highlight any limitations on your offering here on the cover page. We note in this regard your disclosure in the third full paragraph on page 15 that you are only offering the shares in certain listed states.

Prospectus Summary, page 1

3. We note your disclosure on page 3 that there is substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the "ToyZap.com, Inc." section of the summary.

Risk Factors, page 2
General

4. Include a risk factor discussing the fact that Mr. Dean is currently one of your creditors and highlight the fact, if true, that Mr. Dean could have a claim against the escrowed proceeds if he continues to be a creditor.

5. Include a risk factor to disclose the future financing and dilution risks discussed in the last three sentences of the last paragraph of the "Limited Operating History; Need for Additional Capital" section on page 22.

Because our auditors have issued a going concern opinion…, page 3

6. Please revise the title of this risk factor so that it does not appear that due to the issuance by the auditors of a going concern opinion, there is substantial uncertainty that the company will continue operations and investors could lose their investment.

We may be unable to protect the intellectual property rights…, page 3

7. Please create a separate risk factor for the second paragraph of this risk factor. The second paragraph does not describe any risk associated with protecting intellectual property rights but instead details the risk that the company does not have an agreement in place with Mr. Dean to continue to develop future lines of characters and assign the intellectual property rights in those characters.

<u>We may be subject to product liability claims for our products…, page 4</u>

8. Please revise the title of this risk factor to include that the company does not have any product liability insurance coverage.

<u>Our relationships with our customers may be adversely affected..., page 9</u>

9. Please create a separate risk factor for the second paragraph under this risk factor. The second paragraph describes the company's risk of fraudulent credit card transactions and not the impact of ineffective security measures on the company's relationships with its customers.

<u>Use of Proceeds, page 11</u>

10. Please provide a breakdown of how the $40,000 will be allocated among the legal, auditing and accounting fees over the next 12 months.

<u>Plan of Distribution; Terms of the Offering, page 14</u>

11. It is unclear from the first paragraph of this section whether the funds from the offering will be deposited into a separate bank account or at an account at a separate bank. Please revise to clarify where the proceeds from the offering will be deposited.

12. In the third to last paragraph of this section, the first sentence states that the prospectus is intended to be distributed to "friends, relatives, and business associates of Mr. Dean." The second sentence states that "there will be no offers or sales to affiliates of Mr. Dean." Please revise to define what is meant by affiliates or to clarify the discrepancy between these two sentences.

<u>Section 15(g) of the Exchange Act, page 15</u>

13. Please disclose in the last sentence of the first paragraph of this section whether Rule 15g-9 applies to the company.

<u>Procedures for Subscribing, page 16</u>

14. Please revise to clarify that potential investors should not take the steps noted until you have provided them with the proper prospectus required by Section 10 of the Securities Act of 1933. Alternatively, tell us how your current disclosure complies with Section 5 of the Securities Act of 1933.

Business, page 17

15. Please explain what you mean by "safe entertainment" in the fourth paragraph under this heading.

Our Competition, page 17
Proprietary Rights, page 17
Government Regulation, page 17

16. Please remove cross-references under each of these headings and elsewhere throughout your disclosure and instead include disclosure for each of the items. In this regard, please note that it may not be appropriate to identify certain of the companies identified as your competitors in the risk factors section as competitors because they are significantly larger and more established than you.

Management's Discussion and Analysis of Financial Condition…, page 20
Liquidity and Capital Resources, page 23

17. Please advise or revise to clarify the discrepancy between the last paragraph of this section that states the current liabilities to Mr. Dean will be repaid from the proceeds of this offering and the second paragraph under the "Certain Relationships and Related Transactions" section on page 29 which states that Mr. Dean will not be repaid from the proceeds of this offering and will only be repaid when the company has a positive cash flow.

Securities Ownership of Certain Beneficial Owners and Management, page 24

18. Please identify the natural persons who control the shares held by Balestri & Associates.

Management, page 24
Background of Our Sole Officer and Director, page 25

19. Please revise the description of Mr. Dean's business experience to briefly describe his business experience only during the pasty five years, and to omit information which does not strictly relate to business experience. Refer to Item 401(a)(4) of Regulation S-B. Please also disclose how long Mr. Dean has been president of Fallon Products, Inc.

Market for Common Equity and Related Shareholder Matters, page 27

20. Please note that our address is 100 F Street N.E.

Description of Securities, page 27
No Cumulative Voting, page 28

21. Please provide an explanation of how the present stockholders will own approximately 98% of the outstanding shares after this offering is completed assuming the sale of all the shares of common stock if the present stockholders own 8,000,000 shares of the stock and 2,000,000 million shares are being sold to parties who are not present stockholders.

Certain Relationships and Related Transactions, page 29

22. Please clarify whether you have already issued 2,720,000 shares to Balestri & Associates.

Financial Statements, page F-1
Report of Independent Registered Public Account Firm, page F-3

23. It appears that the explanatory paragraph in the independent auditor's report relates to the uncertainty of the going concern. In this regard, Section 341 of the Codification of Auditing Standards requires the use of the words "substantial doubt" in this explanatory paragraph. Please see the example in paragraph 13 in Section 341 of the above standard. This would also be consistent with the first paragraph of the first risk factor on page 3. Please revise the audit report as necessary. Please also revise this paragraph to state that the discussion of the going concern occurs in Note 3 and not Note 7.

Part II – Information Not Required In Prospectus

Item 28. Undertakings.

24. Please provide an explanation of the inclusion of Item 512(a) of Regulation S-B when the registration statement does not contemplate a Rule 415 offering. Additionally, if the registration statement was intended to contemplate a Rule 415 offering, please include Item 512(a)(4) in the undertakings and reflect the fact that it is a Rule 415 offering on the cover of the registration statement.

Exhibit 5.1

25. Please delete "by the Company" at the end of the last sentence in paragraph 4 of the opinion.

26. Please provide an explanation for the assumptions made in paragraph 5 of the opinion, which appear to relate to debt offerings. Alternatively, delete such paragraph.

27. Please confirm in your response letter that the Business Organizations Code of the State of Texas includes the applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations of the state of Texas. Alternatively, state that counsel's opinion is based on its review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the state of Texas.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

                                                        Regards,

                                                        Amanda McManus
                                                        Branch Chief

cc: Siobhan F. Kratovil, Esq.
       Balestri & Associates
       Fax: (214) 981-9081